SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                 --------------

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934

                                (Amendment No. )1

                      Harding Lawson Associates Group, Inc.
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                                (Name of issuer)

                          COMMON STOCK, $.01 PAR VALUE
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                         (Title of class of securities)

                                  412293-10-2
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                                 (CUSIP number)

                              STEVEN WOLOSKY, ESQ.
                 OLSHAN GRUNDMAN FROME ROSENZWEIG & WOLOSKY LLP
                                 505 Park Avenue
                            New York, New York 10022
                                 (212) 753-7200
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                  (Name, address and telephone number of person
                authorized to receive notices and communications)

                                  May 26, 1999
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             (Date of event which requires filing of this statement)

         If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box / /.

         Note. six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

                         (Continued on following pages)

                               (Page 1 of 7 Pages)


--------

     1            The  remainder  of this  cover  page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

                  The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



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CUSIP No. 412293-10-2                    13D          Page 2 of 7 Pages
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================================================================================


     1       NAME OF REPORTING PERSONS
             S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

                      LIONHEART GROUP, INC.

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     2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*           (a) / /
                                                                         (b) / /
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     3       SEC USE ONLY

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     4       SOURCE OF FUNDS*
                      WC
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     5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
             PURSUANT TO ITEM 2(d) OR 2(e)                                   / /
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     6       CITIZENSHIP OR PLACE OR ORGANIZATION

                      DELAWARE
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 NUMBER OF           7         SOLE VOTING POWER
   SHARES
BENEFICIALLY                            254,700
  OWNED BY        --------------------------------------------------------------
    EACH
 REPORTING
PERSON WITH
                     8         SHARED VOTING POWER
                  --------------------------------------------------------------
                                        -0-
                     9         SOLE DISPOSITIVE POWER

                                        254,700
                  --------------------------------------------------------------
                    10         SHARED DISPOSITIVE POWER

                                        -0-
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     11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
             PERSON

                      254,700
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     12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
             CERTAIN SHARES*                                                 / /
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     13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                      5.18%
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     14      TYPE OF REPORTING PERSON*

                      IA
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!



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CUSIP No. 412293-10-2                    13D          Page 3 of 7 Pages
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         The  following  constitutes  the Schedule 13D filed by the  undersigned
(the "Schedule 13D").

Item 1.           Security and Issuer.

                  This statement relates to shares (the "Shares") of the common stock, $.01 par value per share ("Common Stock"), of Harding Lawson Associates Group, Inc. (the "Issuer"). The principal executive offices of the Issuer are located at 7655 Redwood Boulevard, Novata, California 94945.

Item 2.           Identity and Background.

                  (a) This Statement is filed by Lionheart Group, Inc., a Delaware corporation (the "Reporting Person").

                  The officers of Lionheart Group, Inc. are C. Duncan Soukup, President, Vice-President, Secretary and Treasurer. The sole director of Lionheart Group, Inc. is C. Duncan Soukup.

                  (b) The principal business address of the Reporting Person is 230 Park Avenue, Suite 516, New York, New York 10169. The business address of C. Duncan Soukup is 230 Park Avenue, Suite 516, New York, NY 10169.

                  (c) The Reporting Person acts as investment adviser to several private investment funds and managed accounts which are the ultimate beneficial owners of the shares to which this statement relates. No such client of the Reporting Person owns 5% or more of the outstanding Common Stock. The present occupation of C. Duncan Soukup is President of Lionheart Group, Inc

                  (d) Neither the Reporting Person nor C. Duncan Soukup has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

                  (e) Neither the Reporting Person nor C. Duncan Soukup has, during the last five years, been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

                  (f) C. Duncan Soukup is a citizen of the United Kingdom.



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CUSIP No. 412293-10-2                    13D          Page 4 of 7 Pages
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Item 3.           Source and Amount of Funds or Other Consideration.

                  The aggregate purchase price of the 254,700 Shares of Common Stock owned by the Reporting Person is $1,686,797. The Shares of Common Stock owned by the Reporting Person were purchased with the working capital of the investment funds and managed accounts for whose accounts such Shares were purchased.

Item 4.           Purpose of Transaction.

                  The Reporting Person purchased the shares of Common Stock based on the Reporting Person's belief that the shares at current market prices are undervalued and represent an attractive investment opportunity. Depending upon overall market conditions, other investment opportunities available to the Reporting Person, and the availability of shares of Common Stock at prices that would make the purchase of additional shares desirable, the Reporting Person may endeavor to increase their position in the Issuer through, among other things, the purchase of shares of Common Stock on the open market, in private transactions or otherwise, on such terms and at such times as the Reporting Persons may deem advisable.

                  The Reporting Person may have discussions with the Issuer about the business operations of the Issuer and ways to enhance stockholder value. The Reporting Person also may seek in the future to have one or more of its representatives appointed to the Board of Directors of the Issuer, by agreement with the Issuer or otherwise or to submit proposals for stockholder approval at annual or special meetings.

                  No Reporting Person has any present plan or proposal which would relate to or result in any of the matters set forth in subparagraphs (a) -
(j) of Item 4 of Schedule 13D except as set forth herein or such as would occur upon completion of any of the actions discussed above. Reporting Person intends to review its investment in the Issuer on a continuing basis and, depending on various factors including, without limitation, the Issuer's financial position and investment strategy, the price levels of the Common Stock, conditions in the securities markets and general economic and industry conditions, may in the future take such actions with respect to its investment in the Issuer as it deems appropriate including, without limitation, purchasing additional Shares of Common Stock or selling some or all of its Shares or to change its intention with respect to any and all matters referred to in Item 4.




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CUSIP No. 412293-10-2                    13D          Page 5 of 7 Pages
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Item 5.           Interest in Securities of the Issuer.

                  (a) The aggregate percentage of Shares of Common Stock reported owned by each person named herein is based upon 4,918,122 Shares outstanding, which is the total number of Shares of Common Stock outstanding as reported in the Issuer's Quarterly Report on Form 10-Q for the fiscal quarter ended February 28, 1999.

                  As of the close of business  on May 28,  1999,  the  Reporting
Persons beneficially owns 254,700 Shares of Common Stock, constituting approximately 5.18% of the Shares outstanding. All of such Shares were acquired in open-market transactions.

                  (b) The Reporting Person has the sole power to vote and dispose of the Shares reported in this Schedule 13D.

                  (c) Schedule A annexed hereto lists all transactions in the Issuer's Common Stock in the last sixty days by the Reporting Person.

                  (d) No person other than the Reporting Persons is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, such Shares of the Common Stock.

                  (e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

                  Other than as described herein, there are no contracts, arrangements or understandings among the Reporting Persons, or between the Reporting Persons and any other Person, with respect to the securities of the Issuer.

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CUSIP No. 412293-10-2                    13D          Page 6 of 7 Pages
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                                   SIGNATURES


                  After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.


Dated:            June 4, 1999                 LIONHEART GROUP, INC.



                                               By:  /s/ C. Duncan Soukup
                                                  ------------------------------
                                                   C. Duncan Soukup
                                                   President


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CUSIP No. 412293-10-2                    13D          Page 7 of 7 Pages
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                                   SCHEDULE A

                           Transactions in the Shares
                             Within the Past 60 Days




  Shares of Common                    Price Per                   Date of
        Stock                           Share                  Purchase/Sale
  Purchased/(Sold)                    ---------                --------------
  ----------------

         8,100                          $7.00                    3/31/99
           800                          $6.06                    4/13/99
         1,500                          $7.14                    4/30/99
         7,300                          $8.04                    5/12/99
       (4,000)                          $8.81                    5/13/99
           600                          $8.00                    5/14/99
         5,200                          $8.43                    5/18/99
         5,000                          $7.93                    5/19/99
         (500)                          $8.12                    5/19/99
        15,000                          $8.37                    5/20/99
        48,500                          $8.35                    5/26/99
         2,000                          $8.62                    5/28/99